UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 6, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 6, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - August 2017

Mumbai, September 6, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for August 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUG 2016	AUG 2017	AUG 2016	AUG 2017	AUG 2016	AUG 2017
Micro	NANO	765	215	711	180	24	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	13001	11588	10724	11282	479	93
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO	1354	847	978	707	318	0
UV2	SAFARI, SUMO GRANDE, MOVUS	699	380	589	456	21	4
UV3	ARIA, HEXA	0	1407	0	1715	0	1
V1	VENTURE	15	0	22	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1134	812	1556	1921	25	0
N1- A1	ACE, ACE EX, ACE Zip	8146	7982	6185	7735	1532	519
N1- A2	Super ACE, TATA207, XENON, Winger DV	3759	4802	3192	4946	1224	822
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	288	113	105	151	2	8
M2- A2	Winger 14 seats, SFC407, CityRide	271	268	169	175	78	60
N2- A1	SFC407, LPT407	754	904	1293	1716	209	192
N2- A2	SFC709, LPT709	1102	1114	235	479	133	88
N2- A3	LPT9109	686	736	423	534	127	105
N2- A4	LPT1109	561	464	752	1152	216	77
M3- A2	LP709, SFC410, LP410	614	407	738	620	306	141
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	262	365	552	592	61	79
M3- C2	LPO1512, LPO1612, Starbus, Divo	1000	674	1094	619	432	142
N3- A1	LPT1613, LPK1616, SK1613	3358	3055	1748	1600	767	581
N3- B1(a)	LPT2518, LPK2518	2741	1918	2080	2235	318	129
N3- B1(b)	LPT3118	2283	4371	2021	4086	206	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	402	125	326	1441	10	27
N3-B2(d)	LPS4018, LPS4023	1292	1361	941	1252	106	4
N3- B2(e)	LPS4928	188	1438	32	312	1	10

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.